

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 28, 2005

EXPRESSJET HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-31300**	**76-0517977**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

1600 Smith Street, HQSCE **Houston, Texas**	**77002**
(Address of principal executive offices)	*(Zip Code)*

713-324-2639
(Registrant's telephone number, including area code)

ppropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the followin

communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

ng material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

mmencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

mmencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

On December 28, 2005, we announced the receipt of notice from Continental Airlines of its intention to reduce by 69 the number of aircraft we will operate for Continental under our capacity purchase agreement. The press release is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

99.1 Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPRESSJET HOLDINGS, INC.
(Registrant)

Date: December 28, 2005

Frederick S. Cromer

Frederick S. Cromer
Vice President and Chief Financial Officer

EXHIBIT INDEX

99.1   Press Release